

Mail Stop 4561

December 20, 2016

William J. Weber
President and Chief Executive Officer
The KeyW Holding Corporation
7740 Milestone Parkway, Suite 400
Hanover, MD 21076

      Re: The KeyW Holding Corporation
              Registration Statement on Form S-3
              Filed December 15, 2016
              File No. 333-215115

Dear Mr. Weber:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please advise us as to the basis upon which you are eligible to register on Form S-3 at this time. Refer to General Instruction I.A.3(b) of Form S-3. In this regard, we note that with respect to Mr. Hannon's resignation from the board effective November 9, 2016, the Form 8-K providing Item 5.02 disclosure was not filed until November 23, 2016. As such, it appears this Form 8-K was not filed timely. For guidance, please refer to Item 5.02(b) of Form 8-K and Question 117.01 of the Exchange Act Form 8-K Compliance and Disclosure Interpretations.

Exhibit Index

2.   Please file the articles of incorporation and by-laws for each co-registrant and include such information in the exhibit index.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ji Shin, Attorney-Advisor at (202) 551-3579 or me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Jonathan F. Wolcott, Esq.
        Holland & Knight LLP